

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2023

Tianshi (Stanley) Yang
Chief Financial Officer
TD Holdings, Inc.
139, Xinzhou 11th Street , Futian District
Shenzhen , Guangdong, PRC 518000

      Re: TD Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2022
           Filed March 10, 2023
           File No. 001-36055

Dear Tianshi (Stanley) Yang:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Trade & Services